February 7, 2019

Bernardo Afonso Salom o de Alvarenga
Chief Executive Officer
ENERGY CO OF MINAS GERAIS
Avenida Barbacena, 1200
30190-131 Belo Horizonte
Minas Gerais, Brazil

       Re: ENERGY CO OF MINAS GERAIS
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed May 9, 2018
           File No. 001-15224

Dear Mr. Salom o de Alvarenga:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Consumer
Products
cc:    Mr. Mauricio Fernandes Leonardo Junior, Chief Financial Officer